Marita A. Makinen
Partner
Tel 646.414.6950
Fax 973.535.3357
mmakinen@lowenstein.com

May 24, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington D.C. 20549

Attn: Patrick Gilmore

Re:	Diligent Board Member Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 18, 2013
Form 10-K/A for the Fiscal Year Ended December 31, 2012
Filed April 30, 2013
Form 10-Q for the Quarterly Period Ended March 31, 2013
Filed May 10, 2013
Form 8-K Filed February 21, 2013
File No. 000-53205

Dear Mr. Gilmore:

On behalf of our client, Diligent Board Member Services, Inc. (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Securities and Exchange Commission (the “SEC”) our response to the Staff’s letter dated May 17, 2013, regarding the Company’s filings referenced above.

Set forth below in bold are each of the comments set forth in the Staff’s letter. Immediately following each of the Staff’s comments is the Company’s response to that comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered paragraphs in the Staff’s comment letter and includes the caption used in the comment letter.

General

1.	We note that your Form 8-K furnished on January 18, 2013, and your Form 10-Q for the quarterly period ended March 31, 2013, indicates that you have issued securities in transactions that may not have complied with applicable laws. Further, on page 21 of the referenced Form 10-Q, you state that you had discussions in this regard with the relevant New Zealand regulatory authorities. Please provide information regarding these potential instances of non-compliance.

For example, please provide the following information:

•	The date you became aware that these securities transactions may not have complied with applicable registration requirements;

•	A timeline detailing the significant internal and external steps you have taken to address the potential violations;

•	The country and, if applicable, U.S state of residence of the affected purchasers, and the amount of their respective issuances; and

•	What steps you are currently taking to resolve any potential regulatory actions, or civil claims by affected shareholders.

Or, tell us why this information is not required to be provided.

Response: The Company has previously disclosed that a special committee appointed by its Board of Directors (the “Special Committee”) reviewed the Company’s compliance with applicable regulations since the Company’s listing on the New Zealand Stock Exchange (the “NZSX”) in 2007, including U.S. and New Zealand securities regulations and the rules of the NZSX (the “NZSX Rules”). In connection with this review, during the first quarter of 2013, the Company became aware that certain transactions pursuant to which it had issued securities pursuant to stock incentive plans may not have complied with applicable laws. The Special Committee determined that these instances of non-compliance were inadvertent, and attributable in part to the constrained resources of the Company in a period of financial difficulty in the years following its listing on NZSX on December 12, 2007 and the complex regulatory and compliance obligations across multiple jurisdictions.

New Zealand

The Company previously offered its securities to employees, consultants and directors in New Zealand for subscription without a registered prospectus and investment statement. The effect of doing so is that the securities so offered may be invalid under the Securities Act of 1978 (NZ). The Company disclosed in its Current Report on Form 8-K filed with the SEC on March 1, 2013, as well as in its Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”) that it was taking steps to commence proceedings in the High Court of New Zealand to validate the affected shares and options issued to New Zealand employees, consultants and directors. The Company filed draft validation application materials with the Financial Markets Authority (the “FMA”) in New Zealand on April 11, 2013. As disclosed in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2013 (the “First Quarter 10-Q”), the Company filed its application with the High Court of New Zealand to have any invalid securities validated on May 7, 2013. A hearing date with respect to the validation of the shares and options issued to New Zealand employees, consultants and directors is scheduled for July 15, 2013. If no objections are made, the Company expects that the shares and options issuances will be validated at the hearing. A validation order will ensure that the security holders will not suffer losses due to holding securities that may be deemed void under New Zealand law. If this application is unsuccessful, the security holders could seek from the Company the full value of any such invalidated securities which could be equal to the difference between the amount paid and the then-current market value of such securities.

2

U.S. Federal Securities Laws

As disclosed in the Form 10-K, and in the Company’s Form 10-K/A filed with the SEC on April 30, 2013, the Company issued shares of common stock to employees, directors and consultants who exercised options under its 2007 Stock Option and Incentive Plan (the “2007 Plan”) or its 2010 Stock Option and Incentive Plan (the “2010 Plan”), in transactions that were not registered pursuant to the Securities Act of 1933, as amended (the “Securities Act”). Based on the Company’s review to date, it has not been able to identify an exemption from registration under the Securities Act for the issuances of shares of common stock upon option exercises under its 2007 Plan and 2010 Plan (together with the issuances of common stock under the Stock Purchase Plan described below, the “Plan Issuances”).

On November 6, 2012, one Director and three employees purchased shares under the Company’s Stock Purchase Plan as adopted by the Board of Directors on July 26, 2012 (the “Stock Purchase Plan”). The Company believes these shares were offered and sold by the Company pursuant to the exemption from federal securities registration provided by Section 4(2) and Section 18(b)(4)(D) of the Securities Act. Section 4(2) of the Securities Act exempts from registration “transactions by an issuer not involving any public offering.” Whether a transaction is one “not involving any public offering” is essentially a question of fact and necessitates a consideration of all surrounding circumstances, including such factors as the relationship between the offerees and the issuer, and the nature, scope, size, type and manner of the offering. The Company believes that the purchases under the Stock Purchase Plan were made for investment purposes and has confirmed that the purchasers still hold the shares purchased under the Stock Purchase Plan. The Company is working with its transfer agent to place an appropriate Securities Act restrictive legend on the shares purchased under the Stock Purchase Plan.

As disclosed in Item 9A of the Form 10-K, the Board has unanimously adopted resolutions calling for remedial and other actions to improve the Company’s internal controls and governance, including that the Company will take steps to assure that all shares issued under its stock option and incentive plans are registered with all applicable regulatory authorities and are issued in compliance with all applicable laws.

State Securities Laws

Below is a summary of actions that the Company is in the process of taking with respect to registration and notice requirements under the securities or “Blue Sky” laws of U.S. states relating to the Plan Issuances, or an explanation of why the Company believes no action is necessary:

United States – California. The Company believes that its issuance of shares pursuant to the exercise of options to one resident of the State of California is an exempted transaction pursuant to California Securities Law Section 25102(f) Limited Offering Exemption as the issuance was an isolated transaction falling within the de-minimus exemption. A §25102(f) notice filing was made electronically on May 23, 2013.

3

United States – Connecticut. The Company believes its issuance of shares pursuant to the Stock Purchase Plan to a Director of the Company who is a Connecticut resident is an exempted transaction pursuant to Connecticut Securities Law Section 36b-21(a)(11) as the securities were issued in connection with an employee stock purchase plan.

United States – Massachusetts. The Company believes that its issuance of shares pursuant to the exercise of options to one resident of the state of Massachusetts was an exempted transaction pursuant to Massachusetts Uniform Securities Act Section 402(b)(9) as the issuance was an isolated transaction falling within the de-minimus exemption.

United States – New Jersey.  The Company believes that its issuance of shares pursuant to the exercise of options to seven residents of New Jersey were exempted transactions pursuant to New Jersey Uniform Securities Law Section 49:3-50(b)(11) as the transactions were with holders of non-transferable warrants.  Such issuances occurred during a period from October 18, 2011 to March 4, 2013.

United States – New York. The Company is preparing the Form 99, State and Further State Notice for filing in New York and anticipates making the corrective filing as soon as possible.

United States – North Carolina. The Company believes that its issuance of shares pursuant to the exercise of options to two residents of North Carolina were exempted transactions pursuant to North Carolina Securities Act Section 78A-17(14) as the securities were issued in connection with an employee stock plan.

Other Non-U.S. Jurisdictions

As described below, the Company does not believe it is required to take any further action with respect to the Plan Issuances in non-U.S. jurisdictions other than New Zealand:

Singapore. The Company believes that it was exempt from the prospectus requirements under Subdivisions 2 and 3 of the Securities and Futures Act (Cap. 289) of Singapore (“SFA”), because it believes the offerees were “qualified persons” under Section 273(4) of the SFA and no selling or promotional expenses were paid or incurred with respect to the issuances, other than those incurred for administrative or professional services, or by way of commission or fee for services rendered to persons licensed, approved, authorized or otherwise regulated in Singapore or elsewhere in respect of dealing in securities or who are exempted from dealing in securities.

United Kingdom. The Company believes it was exempt from the prospectus requirements under U.K. law when it issued shares of common stock in settlement of stock option exercises to one employee on October 26, 2011, because such issues do not fall within the scope of the Prospectus Rules or the Financial Services and Markets Act 2000, as the stock offers were made to fewer than 100 people in each state in the European Economic Area and the value of the securities involved is less than €2.5 million over any 12-month period.

4

Summary of Issuances

Below is a summary of the information requested by the Staff as to the Plan Issuances and other issuances covered by the proceedings in the High Court of New Zealand:

Residence	Number of Holders	Details of Issuances
New Zealand	32

•     231,667 shares of common stock received upon exercise of stock options by 10 holders from Oct. 18, 2010 to Apr. 24, 2012 with an exercise price of $0.16 per share

•     1,791,000 shares of restricted stock granted to 28 holders on Nov. 8, 2007

•     1,359 shares of common stock purchased under the Stock Purchase Plan by 1 holder on Nov. 6, 2012 for NZ$3.68 per share

Singapore	3	• 1,050,000 shares of common stock received upon exercise of stock options by three holders from Nov. 15, 2012 to Jan. 23, 2013 with a range of exercise prices of $0.45 to $0.46 per share
United Kingdom	1	• 15,000 shares of common stock issued upon exercise of stock options by one holder on Oct. 26, 2011, with an exercise price of $0.16 per share
United States – California	1	• 15,000 shares of common stock issued upon exercise of stock options by one holder on Oct. 16, 2012, with an exercise price of $0.16 per share
United States – Connecticut	1	• 4,983 shares of common stock purchased under the Stock Purchase Plan by one holder on Nov. 6, 2012 for $3.01 per share
United States – Massachusetts	1	• 25,000 shares of common stock issued upon exercise of stock options by one holder on Mar. 4, 2013, with an exercise price of $0.16 per share
United States – New Jersey	7	• 838,334 shares of common stock issued upon exercise of stock options by seven holders from Oct. 18, 2011 to Mar. 4, 2013, with a range of exercise prices from $0.14 to $0.16 per share
United States – New York	8

•     115,001 shares of common stock issued upon exercise of stock options by six holders from Dec. 23, 2010 to Dec. 2., 2012, with an exercise price of $0.16 per share

•     3,622 shares of common stock purchased under the Stock Purchase Plan by two holders on Nov. 6, 2012, for $3.01 per share

United States – North Carolina	2	• 45,000 shares of common stock issued upon exercise of stock options by two holders on from Jan. 16, 2012 to Feb. 13, 2012, with an exercise price of $0.16 per share

5

Form 10-K for the Fiscal Year Ended December 31, 2012

General

2.	You have checked the smaller reporting company and accelerated filer boxes. The corresponding instruction states that only one box should be checked. Please explain why you have checked both boxes. We note that your Form 10-Q for the quarterly period ended March 31, 2013 identifies you as an accelerated filer.

Response: The Staff is supplementally advised that the Company determined that each of these filing categories applied to it with respect to the Form 10-K, as described below.

The Company determined that, as of the end of its 2012 fiscal year, it was an accelerated filer because, among other conditions, the market value of its voting and non-voting common equity held by non-affiliates exceeded $75 million as of the last business day of the second quarter of the 2012 fiscal year, as set forth in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, the Company has been an accelerated filer for each of the periodic filings that it has filed in the 2013 fiscal year and has checked the “accelerated filer” box on the cover of each of the filings referenced above.

Prior to the end of its 2012 fiscal year, the Company was a smaller reporting company. The Company determined that, as of the end of its 2012 fiscal year, it was no longer a smaller reporting company because its public float was no longer less than $75 million as of the last business day of the second quarter of the 2012 fiscal year, as set forth in Rule 12b-2. As set forth in Rule 12b-2, the transition from a “smaller reporting company” determination occurs with the Quarterly Report on Form 10-Q for the first fiscal quarter of the next year, and a transitioning company would begin using the larger reporting company requirements starting with that filing. The Commission’s Release No. 33-8876 (“Smaller Reporting Company Regulatory Relief and Simplification”) expressly provides the following: “A smaller reporting company required to transition to the larger reporting system after its determination date calculation will not be required to satisfy the larger reporting company disclosure requirements until the first quarter after the determination date fiscal year.” This is similar to the illustrative example provided by the SEC in its publication entitled “Smaller Reporting Company Compliance and Disclosure Interpretations,” where the SEC stated “due to the application of the transition rules for accelerated filers, a company can be both an accelerated filer and a smaller reporting company simultaneously.”

Accordingly, the Company (as a smaller reporting company transitioning to a larger reporting company system based on its public float as of June 30, 2012) was not required to satisfy the larger reporting company requirements until the First Quarter 10-Q and, as a result, checked both the “smaller reporting company” and “accelerated filer” boxes on the cover of the Form 10-K, but no longer checked the “smaller reporting company” box beginning with its First Quarter 10-Q.

6

Item 1A. Risk Factors, page 7

3.	Your software platform appears to be exclusively available through the Apple iPad device. Please tell us what consideration you gave to including a risk factor disclosing your reliance on distributing your software exclusively through this device and its associated operating system, and any potential risks to investors.

Response: The Staff is supplementally advised that the Company’s platform is not exclusively available on the Apple iPad, which is only one of the multiple devices through which the Company distributes its software. The Company’s platform is accessible via internet web browsers such as, among others, Internet Explorer, Safari and Google Chrome and on multiple devices such, among others, Windows PCs, Macs, iPads and Androids. In addition, the platform is accessible through a locally-stored client on both Windows PCs and iPads. On page 1 of the Form 10-K, the Company states that its “secure board portal for the iPad, browser and personal computer helps directors, executives and administrative staff to speed and simplify how board materials are produced, delivered and reviewed.” In future filings, the Company will further emphasize the availability of its platform through different devices.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Income, page 35

4.	We note on page 50 that your preferred shareholders are entitled to cumulative dividends and that in your Consolidated Statements of Income you do not present a line item for net income attributable to common shareholders. Please tell us your consideration for the guidance in SAB Topic 6.B by presenting net income attributable to common shareholders on the face of your Consolidated Statements of Income.

Response: The Staff is supplementally advised that the Company believes that it is not required to present the referenced line item. The interpretive response in SAB Topic 6.B states, “Income or loss applicable to common stock should be reported on the face of the income statement (1) when it is materially different in quantitative terms from reported net income or loss, or (2) when it is indicative of significant trends or other qualitative considerations.” The amount to be reported should be computed for each period as net income or loss less: (a) dividends on preferred stock, including undeclared or unpaid dividends, if cumulative; and (b) periodic increases in the carrying amounts of instruments reported as redeemable preferred stock (as discussed in SAB Topic 3.C) or increasing rate preferred stock. Based on the foregoing, the Company has concluded that the effect of adjusting net income by the preferred stock dividend for the purpose of presenting net income attributable to holders of its common stock to be immaterial, as it would have no effect on the earnings per share stated on the Consolidated Statements of Income for the years ended December 31, 2012 and 2011. The Company has provided disclosure in footnote 3 of the referenced financial statements of the impact on net income of the preferred stock dividend for both years presented.

7

3) Significant accounting policies

Revenue recognition, page 41

5.	We note that your revenue arrangements appear to include multiple elements, specifically a hosting component, subscription for access to the software, set-up and training ("installation"), and other services including support, data migration and data security/backup. We further note that on page 31 of the Form 10-K for the fiscal year ended December 31, 2009, you indicated that the new guidance for multiple-element arrangements (i.e., ASU No. 2009-13) was not expected to have a material impact on the consolidated financial statements. Your revenue recognition policy states that revenue from the Boardbooks service agreements is recorded ratably over the contract period, which is generally 12 months, and that installation fees are also recorded ratably over the contract period. Please clarify the following to help us further understand your consideration of ASU No. 2009-13:

•	Your policy appears to suggest that the elements in the Boardbooks service arrangements are recognized as a single unit of accounting. Please confirm if our understanding is correct. Also, when you refer to "Boardbooks service agreements," clarify whether this includes 1) the hosting and subscription components only or 2) hosting, subscription and other services (support, data migration and data security/backup). Additionally, please confirm whether any of your services, including installation, have standalone value pursuant to ASC 605-25-25-5. In this regard, tell us whether these services are sold separately either by you or a third party.

•	If the installation services do not have standalone value, tell us what consideration was given to analogizing to the guidance in footnote 39 of SAB Topic 13.A.3.f. In this regard, the revenue recognition period for up-front fees should extend beyond the initial contractual period if the relationship with the customer is expected to extend beyond the initial contract term and the customer continues to benefit from payment of the up-front fee. Please discuss your consideration of this guidance.

Response: The Staff is supplementally advised that all of the Company’s Boardbooks service agreements are multiple element arrangements that include two components: (1) subscription fees for customers accessing the Company’s cloud computing service and ongoing customer support, and (2) installation fees that consist primarily of configuration and training. ASU 2009-13 requires a vendor to evaluate all deliverables in an arrangement to determine whether they represent separate units of accounting. In determining whether the installation services can be accounted for separately from the subscription services, the Company considers the availability of the professional services from other vendors, the nature of its services and whether it sells its applications to new customers without professional services. As of December 31, 2012, the Company believes the installation services related to the deployment of the Company’s Boardbooks application did not have standalone value for its customers due to the fact that the Company has historically performed these services to support the Company’s customer deployment of this application. To date, the Company has not had a third party provide these services to any of its customers as the effort is minimal and would not be of interest to a third party service provider. In addition, these services are not sold separately from the Company’s subscription services. Accordingly, since the Company’s installation services do not have standalone value, all elements of the agreement are treated as a single unit of accounting and revenue is recognized on a straight line basis commencing on the contract date through the end of the contract term.

8

The Company considered footnote 39 of SAB Topic 13.A.3.f, which states “The revenue recognition period should extend beyond the initial contractual period if the relationship with the customer is expected to extend beyond the initial term and the customer continues to benefit from the payment of the up-front fee (e.g., if subsequent renewals are priced at a bargain to the initial up-front fee).”

In determining the period over which the Company would recognize the upfront installation fee the Company considered that the installation effort is minimal, the installation fee is relatively insignificant (15-20%) as compared to the ongoing subscription fee and the renewal fee for the subscription service is not discounted from the original fees for the service, thus there is no “bargain renewal”. Accordingly, the Company believes that using the contract term is the best option for recognizing the installation revenues. Going forward, the Company will continue to closely monitor the trends in discounting for service renewals and will adjust the revenue recognition period accordingly.

14) Redeemable Preferred Stock, page 50

6.	We note the "Issuance of PIK shares" line item in your table related to the carrying value of your preferred shares includes the same amount for each year presented. Please provide us with your calculation of this amount and your consideration for the computation of the cumulative dividends on a compounded basis as noted in paragraph C.1.1 of your Amended and Restated Certificate of Incorporation in Exhibit 99.2 of your 8-K filed on March 13, 2009.

Response: The Staff is supplementally advised that the 266,712 PIK shares reported for fiscal years 2011 and 2012 are the same because no additional PIK shares were issued in 2012. The PIK shares were issued in lieu of cash to pay the annual preferred dividends in 2009. To the extent dividends were not waived, the Company paid the annual preferred dividends in cash for each of fiscal year 2010, 2011 and 2012. The reconciliation in the footnote is provided to reconcile to the carrying value of the redeemable preferred stock reflected on the balance sheet.

9

Index to Exhibits, page 65

7.	On page 12, you state that interruptions or delays in service from your data center hosting facility could impair the delivery of your services and harm your business. However, you do not appear to have filed this agreement as an exhibit. We also note that you have not filed your software licensing and capital lease agreements. Please tell us what consideration you gave to filing such agreements as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Staff is supplementally advised that the Company has determined that its individual service agreements with its data center hosting facilities are not material to its business. Item 601(b)(10) of Regulation S-K, subsection (i), provides for the filing as an exhibit of a contract “not made in the ordinary course of business which is material to the registrant.” Subsection (ii) further provides, in part, that if “the contract is such as ordinarily accompanies the kind of business conducted by the registrant, “it need not be filed unless it is a “contract upon which the registrant’s business is substantially dependent . . .” The Company’s business is not substantially dependent on one data center facility. It has multiple options for service providers in the event that an agreement with respect to one of its data center hosting facilities were to be terminated. In addition, in the event the services at one facility are affected, the Company has a highly available redundant environment available within each facility as well as fail over capability for its primary back up facility. The Company, therefore, believes that it would not experience material disruption if it needed to replace one of its data center hosting facilities with a different provider. Since the Company’s business is not substantially dependent on such agreements, the Company respectfully submits that its service agreements are not required to be filed as material contracts pursuant to Item 601(b)(10) of Regulation S-K.

The Staff is further supplementally advised that the Company licenses third party software for use in its business in the ordinary course of business, including office systems software and software used on servers in the Company’s data center hosting facilities. In addition, the Company utilizes third party pdf conversion software in connection with its proprietary Boardbooks product. None of the software used by the Company is customized for the Company, and the Company’s software needs can be sourced from multiple vendors. The Company does not believe that its business is substantially dependent on any one of its software licenses. Thus, the Company respectfully submits that none of its software licenses are required to be filed as material contracts pursuant to Item 601(b)(10) of Regulation S-K.

The Staff is supplementally advised that the Company’s capital leases consist of various financing arrangements entered into by the Company to acquire computer equipment, including servers utilized in its data center hosting facilities, and related software. The Company has not filed such capital leases as an exhibit to its periodic reports because the Company does not believe that any of such capital leases are “material” for purposes of Item 601(b)(10)(ii)(D) of Regulation S-K, as no such lease covers a material part of the Company’s property or constitutes a material obligation.

10

Form 10-K/A for the Fiscal Year Ended December 31, 2012

Recent Sales of Unregistered Securities, page 2

8.	You state that you believe that the issuance of shares to your executive officers and directors qualified for the exemption from registration provided by Section 4(2) of the Securities Act, but that you have not been able to identify an exemption from registration for the issuance of common stock to employees and consultants. Your statement appears to assume that the offers and sales made during that period are divisible, and may be retroactively evaluated into distinct transactions. Please tell us why you believe that this approach is consistent with the Securities Act.

Response: The Staff is supplementally advised that the Company believes that the issuances under its Stock Purchase Plan, including to one Director, qualified for the exemption from federal securities registration provided by Section 4(2) and Section 18(b)(4)(D) of the Securities Act. The Stock Purchase Plan was intended to allow employees and directors to purchase shares directly from the Company at market prices and does not provide compensation for service as an employee or director. The Company believes these purchases are clearly distinguishable from the exercises of options granted for compensatory purposes under the 2007 Plan and 2010 Plan. The Company acknowledges that its executive officers purchased stock upon exercise of options under the Company’s 2007 Plan and that, while not free from doubt, the Staff may take the position that these exercises will be integrated with other issuances under the 2007 Plan for which the Company has not been able to identify an exemption from registration under the Securities Act. Accordingly, in response to the Staff’s comment, the Company will revise its future filings to delete the statement that the Company believes that the issuance of shares of common stock to its executive officers qualified for the exemption from registration provided by Section 4(2) of the Securities Act for transactions by an issuer not involving a public offering.

Form 10-Q for the Quarterly Period Ended March 31, 2013

Item 1. Condensed Consolidated Financial Statements (Unaudited)

Note 8) Subsequent Events

CEO Substitute Remuneration Package, page 11

9.	We note the details of the incentive compensation package that is intended to replace the equity awards held by the Chief Executive Officer that will be cancelled. We also note your disclosure of the cumulative compensation expense related to the replacement awards that was disclosed in the Form 8-K filed April 16, 2013 which you estimated at the time to be $6.3 million to be recognized over the duration of the five year service periods for the awards. Please provide us with details on how you will account for the replacement awards, including how the additional compensation expense will be determined, and the accounting literature relied on.

11

Response: The CEO Substitute Remuneration is comprised of two elements; stock-based equity awards and a performance cash award. The cancellation of the existing awards and the issuance of the replacement awards to effectuate the CEO’s Substitute Remuneration will be accounted for as a modification of the existing awards pursuant to the guidance of ASC 718-20-35-8. The replacement awards classified as equity awards contain both performance and service conditions and the performance cash award represents an equity to liability modification with performance and market conditions. In determining our accounting for the replacement awards we have also considered the guidance in ASC 718-10-25-20. In applying the guidance of ASC 718-20-35-3 to the cancellation and reissuance to effectuate the CEO Substitute Remuneration, the Company will (1) calculate the incremental fair value of the new award and (2) assess the effect of the modification on the number of awards expected to vest, including a reassessment of the probability of vesting. When measuring the compensation cost of the CEO Substitute Remuneration, the Company will do the following at the modification date:

•	Determine the difference between the fair value of the replacement awards, including the performance cash component, and the fair value of the original awards immediately before they were cancelled.

•	To determine the incremental increase in fair value, the Company will consider its stock price and other relevant assumptions used in determining the fair value as of the modification date, and such assumptions will reflect circumstances on the modification date.

•	Determine whether the modification of unvested or partially vested awards changes the estimate of the number of awards that are expected to vest.

•	Record the liability for the performance cash component and recognize the compensation cost over the performance period.

•	Recognize, on a prospective basis over the remaining requisite service period, the sum of the incremental compensation cost associated with the replacement equity awards and any remaining unrecognized compensation cost for the original awards as of the modification date.

•	Remeasure the fair value of the performance cash component at the end of each reporting period.

The estimated compensation expense relating to the CEO Substitute Remuneration disclosed in the Form 8-K filed April 16, 2013, $6.3 million, was derived by applying the methodology described above. The actual amount of the compensation expense will be determined at the modification date and may differ materially from the estimated amount.

Item 4. Controls and Procedures. page 21

10.	You state that during the second quarter of fiscal 2013, you have begun to implement remedial measures and other actions approved by your board of directors. Outline the timeline for the remediation and any associated material costs.

12

Response: As disclosed in Item 9A of the Form 10-K, on March 12, 2013, the Company’s Board of Directors (the “Board”) unanimously approved a number of resolutions to improve the Company’s internal controls and governance. Subsequently, the Company has been working to implement the Board’s objectives. Item 308(c) of Regulation S-K requires the Company to disclose changes in internal controls over financial reporting that occurred during the fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting. However, the Company had not yet implemented the resolutions of the Board on or before March 31, 2013.

The Staff is supplementally advised that the Company has taken several significant actions to implement the resolutions approved by the Board as described in the Form 10-K during the second fiscal quarter of 2013. With respect to actions impacting on internal controls over financial reporting, the Company hired a new Chief Financial Officer with the necessary skills and experience.

In addition, the Company has taken the following actions to improve its compliance and governance processes:

•	Hired a prominent national independent accounting firm, specifically Deloitte & Touche LLP;
•	Engaged new outside law firms to advise on securities matters in the United States and New Zealand;
•	Assisted its officers and directors with filing all necessary Section 16 ownership reports in the United States;
•	Assisted its officers and directors with filing all necessary 19T ownership reports in New Zealand;
•	Adopted, subject to shareholder approval, a new stock incentive plan in compliance with all applicable laws and listing rules;
•	Prepared and submitted for shareholder approval at the 2013 Annual Meeting, the substitute remuneration package for Mr. Sodi;
•	Prepared a Form S-8 Registration Statement to register shares underlying unexercised options under the Company’s 2007 Plan and 2010 Plan, which Form S-8 will be filed with the SEC shortly after resolving the Staff’s comments on the Company’s periodic reports; and
•	Applied for validation in the High Court of New Zealand in connection with the shares issued to New Zealand residents under the 2007 Plan and the 2010 Plan.

The Company is in the process of taking the following additional actions to implement the resolutions approved by the Board as described in the Form 10-K, including:

•	Drafting and adopting an Award Policy to ensure proper procedures are followed for making stock and option grants in compliance with all applicable laws (targeted for completion in the second quarter of 2013);

13

•	Filing a Form S-8 to register shares of the Company’s common stock under its new stock incentive plan (to be completed promptly upon shareholder approval of the 2013 Incentive Plan);
•	Finalizing the job search for candidates to fill the General Counsel and New Zealand Compliance Officer positions (the General Counsel position targeted to be completed in the second quarter of 2013 and the New Zealand Compliance Officer thereafter);
•	Designating an independent director as the Board’s point person on compliance issues (expected to be designated in the second quarter of 2013);
•	Adopting improved procedures that ensure regulatory compliance and a strong control environment (expected to be completed during the third quarter of 2013);
•	Reviewing current board and committee structure and leadership roles with assistance of a third party consultant (expected to be completed during the third quarter of 2013); and
•	Reviewing and updating various corporate governance documents (expected to be substantially completed in the second quarter of 2013).

As disclosed in the Management’s Discussion and Analysis of Financial Condition and Results of Operations in the First Quarter 10-Q, the Company reported an increase of $0.5 million in professional fees resulting from increased compliance costs as a result of remediation measures taken to correct regulatory non-compliance discussed further in Item 9A of the Form 10-K. The Company also disclosed that it expects its general and administrative expenses to increase going forward due in part to the implementation of remedial measures to improve its internal controls and compliance with applicable regulatory requirements.

11.	You disclose that you were not timely in reporting your fourth quarter 2012 earnings. We also note that in prior correspondence and telephone conversations you indicated that you would add appropriate risk factor disclosures related to your failure to timely file certain periodic reports. Please consider including a separately captioned risk factor, disclosing to investors that you have failed to file current and periodic reports in a timely manner and the consequences thereof.

Response: The Staff is supplementally advised that the disclosure referenced by the Staff refers to the Company’s “late filing of its Current Report on Form 8-K with respect to the Company’s fourth quarter 2012 results” because the Company did not furnish a Current Report on Form 8-K (“Form 8-K”) in a timely manner in connection with the Company’s announcement of its fourth quarter results. To clarify, the Company issued a press release announcing its results on January 22, 2013, but did not furnish a corresponding Form 8-K until February 21, 2013, thereby missing the four business day deadline to furnish the Form 8-K. The Company has not failed to file or furnish any required Current Reports in 2013 and believes its Current Reports in 2013 have been filed or furnished in a timely manner, with the exception noted above.

The Staff is supplementally advised that since March 2009, the Company has not failed to file any periodic reports, and believes that its filings of such periodic reports have been timely.

14

In the Risk Factors section of the Company’s Form 10-K and the First Quarter 10-Q, the Company included disclosure of the material deficiency in its disclosure controls and cited the failure to file certain Current Reports on Form 8-K under the following heading: “We have concluded that as of December 31, 2012, our disclosure controls were not effective and we identified material weaknesses in our internal controls over financial reporting. Our adoption of remedial measures to improve our internal controls will cause us to incur additional costs in future periods. Any failure in our remediation efforts could have a material adverse effect on our ability to file required reports with the SEC, NZX or the New Zealand Registrar of Companies and report our financial results timely and accurately”.

Part II — Other Information

Item 1. Legal Proceedings, page 21

12.	Please expand your disclosure in this section to include the name of the New Zealand regulatory agencies with whom you have had discussions, and the respective dates on which those discussions commenced. Refer to Item 103 of Regulation S-K.

Response: The Staff is supplementally advised that the Company self-reported with the Financial Markets Authority and NZX Regulation on January 31, 2013 in respect of past stock issuances and stock option grants and other matters where there may not have been compliance with the applicable laws or rules. The Company has been in ongoing discussions with these New Zealand regulators with respect to its instances of non-compliance and related remedial measures, but there is no legal proceeding either pending or known to be contemplated by these regulators at this time. The Company provided the additional disclosure in Item 1, together with a reference to its Risk Factor disclosures, in order to inform investors of these matters.

Item 1A. Risk Factors

We are subject to New Zealand financial reporting..., page 21

13.	Explain the consequences of Holtz Rubenstein Reminck LLP, your former audit firm, and Deloitte Touche LLP, your current audit firm, not being registered audit firms in New Zealand for purposes of the Auditor Regulation Act of 2011. In this regard, we understand from news reports that NZX Regulation may have declined to provide you a waiver from its listing rules. Further, explain why this noncompliance does not impact your controls and procedures.

Response: The Staff is supplementally advised that under the Financial Reporting Act of 1993 (NZ) (the “Financial Reporting Act”), the Company is required to have its financial statements audited by an auditor licensed under the Auditor Regulation Act of 2011 (NZ) (“Auditor Regulation Act”). The NZSX Rules require that the Company comply with the Financial Reporting Act. Under the Auditor Regulation Act, no limited liability partnership can be registered as a licensed auditor. Accordingly, since the 2012 fiscal year, the year in which the Auditor Regulation Act went into effect, neither the Company’s former independent registered public accounting firm, Holtz Rubenstein Reminick LLP, nor Deloitte & Touche LLP could become licensed under the Auditor Regulation Act. The Company therefore cannot comply with the requirement under the Financial Reporting Act and as a result the NZSX Rules as well. Given that the Company prepares its accounts in accordance with United States generally accepted accounting principles (which is permitted under the Financial Reporting Act), the Company believes it is unlikely to find an audit firm registered in New Zealand with the requisite expertise that could audit its financial statements.

15

The FMA administers the Financial Reporting Act and NZX Limited (“NZX”) administers the NZSX Rules. Since the Company had no realistic way to comply with the Financial Reporting Act, it sought exemptions and waivers from the FMA and NZX, respectively. The FMA issued a no-action decision in response to the Company’s application for the 2012 fiscal year. Notwithstanding the FMA’s no-action decision, NZX rejected the Company’s waiver application as a matter of public policy.

The Company believes that the non-compliance with the Financial Reporting Act does not impact its internal controls and procedures because there is no realistic compliance option available. The Company understands from the FMA that it is supportive of a law change to allow limited liability partnerships to be registered under the Auditor Regulation Act. If such a law change is not implemented before the end of fiscal 2013, the Company intends to apply to the FMA and NZX for relief again.

Form 8-K Filed February 21, 2013

Exhibit 99.1

14.	You state that your board of directors does not consider it necessary for you to restate your financial statements based on the advice received from your advisors and auditors. Please provide us with the details that provided the basis for this conclusion, or tell us why this information is not required to be provided. Please supplementally identify the accounting firm that provided the report.

Response: On February 19 2013, New Zealand Time, as required by the continuous disclosure rules of the NZSX, the Company advised the market it was waiting to receive a report from a major accounting firm that may result in the restatement of its accounts for the 2012 year and some prior years. The counsel to the Special Committee had retained Ernst & Young LLP to evaluate the potential financial statement consequences of Diligent cancelling certain option awards as a result of those options being awarded in excess of caps in the 2007 Plan and the 2010 Plan. The report of Ernst & Young LLP did not make clear recommendations as to any adjustments to be made but rather raised complex accounting issues for consideration by the Company.

The issue raised by the report and considered by the Company was whether it was appropriate to account for the stock option awards granted in excess of the plan limits as equity awards, or whether they should have been accounted for as liability awards. A liability award is one which the holder (recipient) has the option to settle in cash. If the award may be settled in cash at the discretion of the issuer, then the determination of whether liability or equity accounting is appropriate depends on the issuer’s ability and intent to settle the awards in stock.

16

The Company considered applicable accounting literature, including ASC 718 and a September 19, 2006 letter from the Chief Accountant of the Division of Corporation Finance to the Chairman of the Committee on Corporate Reporting, titled Validity of Prior Grants. In accordance with the literature, the Company determined that a grant date existed for the awards, as the Company and the affected employees had a mutual understanding of the terms and conditions of the share-based payment awards. The Company then considered its intent and ability to settle the awards in stock, taking into account both the NZSX Rules and Delaware law, the jurisdiction of the Company’s incorporation. The Company’s New Zealand and Delaware counsel provided advice in support of the Company’s ability to settle the awards or claims arising from the awards in stock. The Company determined based on the facts and circumstances surrounding the awards that it would be appropriate to account for the awards as fixed options with a measurement date on the date that the terms and recipients were determined with finality. On this basis, the Company determined that no restatement was necessary.

As requested in the Staff’s letter, the required statement from the Company is included as Annex A to the response letter. We would very much appreciate receiving the Staff’s questions or additional comments, if any, at your earliest convenience. If it would expedite the review of the information contained herein, please do not hesitate to call me at (646) 414-6950.

Sincerely yours,

/s/ Marita A. Makinen

Marita A. Makinen

cc:

Alessandro Sodi, Diligent Board Member Services, Inc.

17

Annex A

Diligent Board Member Services, Inc.

39 West 37th Street, 8th Floor

New York, NY 10018

May 24, 2013

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Re:	Diligent Board Member Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 18, 2013
Form 10-K/A for the Fiscal Year Ended December 31, 2012
Filed April 30, 2013
Form 10-Q for the Quarterly Period Ended March 31, 2013
Filed May 10, 2013
Form 8-K Filed February 21, 2013
File No. 000-53205

Ladies and Gentlemen:

In connection with the above-captioned filings, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DILIGENT BOARD MEMBER SERVICES, INC.

By:	/s/ Alessandro Sodi
Alessandro Sodi
Chief Executive Officer

18